[Baxter International Inc. Letterhead]

May 9, 2022

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Chris Edwards
Laura Crotty

Re:	Baxter International Inc.
Registration Statement filed on Form S-4
Filed April 28, 2022
File No. 333-264529

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Baxter International Inc. (the “Registrant”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement on Form S-4 so that it will become effective as of 4:00 p.m. EST on May 11, 2022, or as soon as thereafter practicable.

Please do not hesitate to contact me at (224) 948-2000 or ellen_bradford@baxter.com with any questions you may have concerning this request. In addition, please notify me when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

/s/ Ellen K. Bradford
Ellen K. Bradford
Senior Vice President & Corporate Secretary

cc:	Catherine M. Clarkin
Ari B. Blaut
(Sullivan & Cromwell LLP)

[Signature Page to Baxter International Inc. Form S-4 Acceleration Request]